Exhibit 99.1

ASX ANNOUNCEMENT

November 24th, 2010

Results from 2010 Annual General Meeting

Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) advises that the 2010 Annual General Meeting of shareholders was held at 10.00 am today (Melbourne time).

In respect of Resolution 1, the consideration of financial statements, there was no vote required.

In respect of Resolutions 2, 3 and 4, all were passed on a show of hands.

The proxy votes received in respect of the various Resolutions are set out on the attached page.

FOR INFORMATION REGARDING THIS ANNOUNCEMENT PLEASE CONTACT

Thomas G. Howitt

Company Secretary

Genetic Technologies Limited (ABN 17 009 212 328)

Phone: +61 3 8412 7000

Proxy results for 2010 Annual General Meeting

Description of Resolution	For	Against	Abstain	In favour of Chairman	In favour of others
1. Consideration of financial statements	NO VOTE REQUIRED

2. Re-election of Mr. Tommaso Bonvino
Numbers of votes received	172,390,500	278,359	28,500	188,230	1,700
Percentage of votes cast	99.71%	0.16%	0.02%	0.11%	0.00%

3. Approval of previous issues of shares
Numbers of votes received	172,283,000	385,859	28,500	188,230	1,700
Percentage of votes cast	99.65%	0.22%	0.02%	0.11%	0.00%

4. Adoption of Remuneration Report
Numbers of votes received	171,465,078	1,222,681	9,600	188,230	1,700
Percentage of votes cast	99.18%	0.71%	0.01%	0.11%	0.00%

Notes:    The Company currently has a total of 404,605,152 ordinary shares on issue and 2,865 registered shareholders.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com     ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040